TMSR Holding Company Limited

A101 Hanzheng Street City Industry Park,

No.21 Jiefang Avenue, Qiaokou District,

Wuhan, Hubei, China

VIA EDGAR

July 3, 2019

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Sherry Haywood, Attorney-Advisor

Re:	TMSR Holding Company Limited

Registration Statement on Form S-3

Filed June 24, 2019

File No. 333-232316

Dear Ms. Haywood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TMSR Holding Company Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on July 8, 2019, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Yimin Jin
Yimin Jin Chief Executive Officer